Exhibit 12.1

	Mohawk Industries, Inc.
	Statement Regarding Computation of Earnings to Fixed Charges
	(In Thousands, Except Ratio Data)

	Year Ended December 31,
	2011	2012	2013	2014	2015(3)
Fixed rent expense	$103,416	97,587	116,541	114,529	110,771
Principal	68,944	65,058	77,694	76,353	73,847
Interest	34,472	32,529	38,847	38,176	36,924
Total	$103,416	97,587	116,541	114,529	110,771

Fixed charges:
Portion of rent expense representative of interest	34,472	32,529	38,847	38,176	36,924
Capitalized interest	6,197	4,577	8,167	9,202	7,091
Interest expensed	101,617	74,713	92,246	98,207	71,086
Total fixed charges (1)	$142,286	111,819	139,260	145,585	115,101

Earnings (2) :
Earnings before income taxes	199,874	304,492	445,571	663,891	748,861
Fixed charges	142,286	111,819	139,260	145,585	115,101
Amortization of capitalized interest	5,886	5,452	5,550	6,230	6,326
less:
Capitalized interest	(6,197)	(4,577)	(8,167)	(9,202)	(7,091)

Total earnings	$341,849	417,186	582,214	806,504	863,197

Ratio of earnings to fixed charges	2.4	3.7	4.1	5.5	7.5

(1) Fixed charges are defined as interest expensed and capitalized plus an estimate of interest within rental expense
(2) Earnings consists of earnings from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less total capitalized interest
(3) Earnings for the year ended December 31, 2015 (as defined in Note (2) above) reflects a $122,480 charge related to the settlement and further defense of the polyurethane foam litigation described in more detail in the Company's Annual Report on Form 10-K. Excluding the litigation-related charge, earnings for the year would be $985,677 and the ratio of earnings to fixed charges would be 8.6.